ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628400
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«28th» March 2005 г. № 13-11-161

82-4302




SUPPL
SEC MAIL
PROCESSING
RECEIVED
APR 12 2005
WASH, D.C.
179
SECTION

Bank of New York

Attention:
American Depository Receipts
Administration

101 Barclay Street
New York, NY 10286

Dear Sirs!

Pursuant to the Deposit Agreement we hereby submit the news bulletins published in "Interfax-AKI" on March, 25, 2005 with information on the significant fact relevant to the financial and economic activity of OJSC"Surgutneftegas" and with information which may significantly impact issuer's stock prices.

Enclosure: a copy of 2 pages.

Sincerely yours,

Sergey Fyodorov

Vice-President,
Head of Securities

Jlw 4/20

INFORMATION WHICH MAY SIGNIFICANTLY

IMPACT ISSUER'S STOCK PRICES

"RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS"

1. The Issuer's full corporate name: ***Open Joint Stock Company «Surgutneftegas».***

2. Location: ***ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Russian Federation.***

3. The Issuer's taxpayer identification number as assigned by the taxation authority: ***8602060555.***

4. The Issuer's unique code as assigned by the registering authority: ***00155-A.***

5. The Issuer's web site to publish information which may significantly impact the stock prices: ***www.surgutneftegas.ru***

6. Date of the Issuer's Board Meeting: March 24, 2005

7. Date and number of Minutes of the Issuer's Board Meeting: March 24, 2005, Minutes No 3

8. Resolutions adopted by Issuer's Board Meeting:

8.1. To convene and conduct an OJSC "Surgutneftegas" Annual Shareholders' General Meeting for 2004 on April 30, 2005, 10:00 a.m.
Venue of the meeting: the building of Palace of Arts "Neftyanik", ul. Entuziastov, 32, Surgut, Khanty-Mansiysky Autonomous Okrug (Yugra), Tyumenskaya Oblast.
Recording of the participants of the meeting is to start at 8:00 of the day of the meeting.

To approve the agenda of OJSC "Surgutneftegas" Annual Shareholders' General Meeting for 2004 as follows:
1. Approval of annual report of OJSC "Surgutneftegas" for 2004,
2. Approval of annual accounting records, including the profit and loss account of OJSC "Surgutneftegas" for 2004.
3. Approval of the distribution of profit and loss of OJSC "Surgutneftegas" for 2004, including the payment (declaration) of dividends, approval of the size, form, schedule and timing of dividend payments on shares of each category.
4. Election of members of the Board of Directors of OJSC "Surgutneftegas".
5. Election of members of the Auditing Committee of OJSC "Surgutneftegas".
6. Approval of the Auditor of OJSC "Surgutneftegas".
7. Of approval of transactions with an interested party, which may be effected by OJSC "Surgutneftegas" in the course of implementation of general economic activities (on the basis of Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies").

8.2. To recommend Annual Shareholders' General Meeting to declare dividend payments for 2004 on preferred shares of OJSC "Surgutneftegas" at the amount of 0,607 rubles, on ordinary share of OJSC "Surgutneftegas" at the amount of 0,4 rubles. Dividend payments are to be effected in the order recommended by the Board of Directors. Start date of dividend payments: May 16, 2005. End date of dividend payments: June 29, 2005.

Director General
OJSC "Surgutneftegas" V.L.Bogdanov

Date: March 24, 2005 Stamp

INFORMATION ON THE SIGNIFICANT FACT
"INFORMATION ON THE ISSUER'S RECORD DATE"

1. The Issuer's full corporate name: ***Open Joint Stock Company "Surgutneftegas"***

2. The Issuer's location: ***ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Russian Federation.***

3. Taxpayer ID number given to the Issuer by taxation authorities: **8602060555.**

4. The Issuer's unique code given by a registration agency: ***00155-A.***

5. Code of the significant fact: ***0800155A24032005.***

6. The Issuer's web site where information on significant facts is published: **www.surgutneftegas.ru**.

7. Name of the periodical where information on significant facts is published: ***"Prilozhenie k Vestniku FSFR Rossii" and "Neft Priobya"*** *newspaper*.

8. Class, category (type), issue and other identifying attributes of the registered securities:

ordinary non-documentary registered shares

Registration date: ***June 24, 2003***

Registration number: ***1-01-00155-A;***

preferred non-documentary registered shares

Registration date: ***June 24, 2003***

Registration number: ***2-01-00155-A.***

9. The purpose the list of the owners of the registered securities is made out for is:

To conduct the Annual General Shareholders' Meeting of OJSC "Surgutneftegas".

10. The date, on which the list of the owners of the registered securities is to be made out: **March 25, *2005.***

11. The date of the Issuer's Board of Directors Meeting, where the decision on the date of the list of the owners of the Issuer's registered securities was adopted **March 24, *2005.***

Director General
OJSC "Surgutneftegas" V.L.Bogdanov

Date: March 24, 2005 Stamp